 **Southwestern Energy Company**

2350 N. Sam Houston Parkway East
Suite 300
Houston, Texas 77032
(281) 618-4700   Fax: (281) 618-4820

NEWS RELEASE

SOUTHWESTERN ENERGY ANNOUNCES NEW $300 MILLION BANK CREDIT FACILITY

Houston, Texas – January 6, 2004...Southwestern Energy Company (NYSE: SWN) today announced the closing of a new $300 million three-year unsecured revolving credit facility. The new credit facility replaces an existing $125 million unsecured facility that was scheduled to mature in July of 2004. The new credit facility has terms consistent with investment grade rated companies, and will be available for general corporate purposes including the repayment of outstanding indebtedness.

Banc One Capital Markets, Inc. was the sole book-runner and its affiliate, Bank One, NA is the Administrative Agent and a lender under the facility. Royal Bank of Canada acted as Syndication Agent, Fleet National Bank and SunTrust Bank served as Co-Documentation Agents, and Washington Mutual Bank, F.A. served as Senior Managing Agent. Five additional banks also participated in the syndicate.

"We are very pleased with the strong interest and support from our existing banks as well as the new banks that participated in the facility," stated Greg D. Kerley, Executive Vice President and Chief Financial Officer of Southwestern Energy. "This credit facility provides us with increased liquidity and the financial flexibility over the next several years to continue to execute our strategy of providing long-term growth in the net asset value of our business."

Southwestern Energy Company is an integrated natural gas company whose wholly-owned subsidiaries are engaged in oil and gas exploration and production, natural gas gathering, transmission, and marketing, and natural gas distribution. Additional information on the company can be found on the Internet at http://www.swn.com.

Contacts:	**Greg D. Kerley**	**Brad D. Sylvester, CFA**
	Executive Vice President	**Manager, Investor Relations**
	and Chief Financial Officer	**(281) 618-4897**
	(281) 618-4803	

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All statements, other than historical financial information, may be deemed to be forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Although the company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Important factors that could cause actual results to differ materially from those in the forward-looking statements herein include, but are not limited to, the timing and extent of changes in commodity prices for gas and oil, the timing and extent of the company's success in discovering, developing, producing, and estimating reserves, property acquisition or divestiture activities that may occur, the effects of weather and regulation on the company's gas distribution segment, increased competition, legal and economic factors, governmental regulation, the financial impact of accounting regulations and critical accounting policies, changing market conditions, the comparative cost of alternative fuels, conditions in capital markets and changes in interest rates, availability of oil field services, drilling rigs, and other equipment, as well as various other factors beyond the company's control, and any other factors listed in the reports the company has filed with the Securities and Exchange Commission. A discussion of these and other factors affecting the company's performance is included in the company's periodic reports filed with the Securities and Exchange Commission including its Annual Report on Form 10-K for the year ended December 31, 2002.

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